UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 1)*

                      Wallace Computer Services Inc.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)


                                 932270101
                              (CUSIP Number)

                                       December 29, 2000
          (Date of Event Which Requires Filing of the Statement)

Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

[X]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 932270101               13G                 Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman, Inc.
      061523639
      Neuberger Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      1,529,220

6)   SHARED VOTING POWER
      2,409,200

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      3,948,020


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,948,020


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      3,000

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.76


12)   TYPE OF REPORTING PERSON*

      BD/IA

CUSIP No. 932270101               13G                     Page 2A of 5
Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger Berman Genesis Portfolio
      13-3697433


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                                                 (b) /X/
3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      0

6)   SHARED VOTING POWER
      2,409,200

7)   SOLE DISPOSITIVE POWER
      0

8)   SHARED DISPOSITIVE POWER
      2,409,200


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,409,200


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.95

12)   TYPE OF REPORTING PERSON*

      IV
CUSIP No. 932270101               13G              Page 3 of 5 Pages
Item 1.   (a)    Name of Issuer:
                 Wallace Computer Services Inc.

Item 1    (b)    Address of Issuer's Principal Executive Offices:
                 2275 Cabot Drive, Lisle,IL  60532

Item 2.   (a)    Name of Person Filing:

                 Neuberger Berman, Inc.
                Neuberger Berman, LLC.
                 Neuberger Berman Management Inc.
                 Neuberger Berman Genesis Portfolio

Item 2    (b)    Address of Principal Business Office:

                 605 Third Ave., New York, NY, 10158-3698

Item 2    (c)    Citizenship:

                 USA

Item 2    (d)    Title of Class of Securities:
                 Common

Item 2    (e)    CUSIP Number:
                 932270101

Item 3.   (g)    /X/  Parent holding company, in accordance with 240.13d-1
                    (b) (ii) (G)

Item 4.          Ownership:

          (a)    Amount Beneficially Owned:

                 3,948,020

          (b)    Percent of Class:

                 9.76

CUSIP No. 932270101               13G                Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
            (I)    Sole Power to vote or to direct the
                   vote: 1,529,220

            (II)   Shared Power to vote or to direct the
                   vote: 2,409,200

            (III) Sole Power to dispose or to direct the disposition of: 0

            (IV) Shared Power to dispose or to direct the disposition of: 3,948,020


Item 5.          Ownership of Five Percent or Less of a Class:
                                       N/A

Item 6.          Ownership of More than Five Percent on Behalf of Another:



Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of, and in some cases the sole power to vote the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

Employee(s) of Neuberger Berman, LLC own 3,000 shares. Employee(s) own these shares in their own personal securities accounts. Neuberger Berman, LLC disclaims beneficial ownership of these shares since; these shares were purchased with each employee(s)' personal funds and each employee has exclusive dispositive and voting power over the shares held in their respective accounts.

With regard to the shares set forth under Item 4.(c)(II), 2,409,200 shares or 5.95% of the outstanding are beneficially owned by Neuberger Berman Genesis Portfolio, a series of Equity Managers Trust. Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners of these shares for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger Berman Genesis Portfolio, which holds such shares in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

With regard to the balance of the shares set forth under Item 4.(c)(II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be the beneficial owners for the purposes of Rule 13(d), since they have power to make decisions whether to retain or dispose of securities held by Neuberger Berman's various other Funds. Neuberger Berman, LLC is the sub-advisor to the aforementioned Funds.

No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger Berman, LLC has shared power to dispose.
CUSIP No. 932270101               13G                    Page 5 of 5 Pages

Item 7.          Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Holding Company:
                Neuberger Berman, Inc. makes this filing pursuant to Rule 13d-1(b)(ii)(G) since it owns 100% of both Neuberger Berman, LLC and Neuberger Berman Management, Inc. and does not own over 1% of the issuer.
                Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion.
                Neuberger Berman Management Inc. as investment advisor to a Series of Public Mutual Funds.

Item 8.          Identification and Classification of Members of the Group:
                           N/A
Item 9.          Notice of Dissolution of Group:
                         N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In addition, the undersigned hereby agree that the Schedule 13G filed herewith is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.



Date: February 5, 2001



By:_____________________________
     Kevin Handwerker
     General Counsel
     Neuberger Berman, Inc.
     Neuberger Berman, LLC.


By: _____________________________
     Peter Sundman
     President and Director
     Neuberger Berman Management Inc.



By: :_____________________________
     Peter Sundman
     Chairman of the Board, Chief Executive
     Officer and Trustee
     Neuberger Berman Genesis Portfolio,
     a Series of Equity Managers Trust